[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2020

rlipsher@luselaw.com

May 22, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Webb, Esq.

Mail Stop 4561

Re:

American Bank Incorporated

Revised Preliminary Proxy Material on Schedule 14A

Dear Mr. Webb:

On behalf of American Bank Incorporated (the “Company”), we are transmitting by EDGAR the Company’s Revised Preliminary Proxy Statement on Schedule 14A, including Appendices (the “Revised Proxy Material”). The filing fee of $330 was previously paid on March 19, 2007 in connection with the initial filing of the preliminary proxy material.  In connection with the filing of the Revised Proxy Material, the Company is also filing Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Amended Schedule 13E-3”).

Set forth below are the staff’s comments as set forth in the letter dated May 11, 2007, along with the Company’s responses thereto.  The Revised Proxy Material and the Amended Schedule 13E-3 have been blacklined to reflect changes from the original filings.  Please note that the Revised Proxy Material has also been updated to include March 31, 2007 financial information.

General

1.

We note that Mr. Jaindl has been identified as a filing person in response to prior comment 1. Please expand your disclosure to provide all the information required

Securities and Exchange Commission

May 22, 2007

by Schedule 13E-3 for each filing person.  For instance, we are unable to locate disclosure responding to Item 7 of Schedule 13E-3 with respect to Mr. Jaindl.

The disclosure has been revised on page 41 as requested.

Liquidity of Stock and Possible Impact on Value of Shares, page 29

2.

Please delete the final sentence of the second paragraph; it is inappropriate and confusing.

The disclosure has been revised on page 30 as requested.

Effect of the Transaction on Shareholders Generally, page 31

3.

As previously noted, it is confusing to describe as a positive factor of the transaction the retention of rights to which shareholders possess before the transaction.  It is not sufficient to include a general statement that some of the represented positive factors are not changes.  Please revise to delete such purported positive factors.

The disclosure has been revised on pages 31 to 32 as requested.  In addition, the discussion of the liquidation preference for the preferred shares has been expanded

Recommendation of our Board of Directors, page 35

4.

Danielson Capital’s opinion does not address the fairness of the transaction to holders receiving preferred stock, and its board book provides no basis for a conclusion as to the fairness to those holders.  Please emphasize that lack, note the board’s failure to examine what discounts attach to stocks that trade on the Bulletin Board, and revise the discussion of the features of the preferred to eliminate rights that are retained and to describe candidly new rights.  To the extent appropriate, this comment also applies to the discussion of procedural fairness.

We have revised disclosures on pages 36 and 40 in response to this comment.

Recommendation of our Board of Directors, page 35

5.

We note your response to our prior comment 18.  Please provide a going concern value for the company that is distinct from the market value, or tell us with greater specificity why the board considers the two values to be identical.  We note that Instruction 2 to Item 1014 of Regulation M-A suggests that they are not the same.

The disclosure has been revised on page 37 as requested.

Securities and Exchange Commission

May 22, 2007

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to mail the definitive proxy material as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2020 or John Gorman of this office at (202) 274-2001 as soon as possible if it has any further comments.

Respectfully,

/s/ Robert I. Lipsher

Robert I. Lipsher

Enclosures

cc:

Gregory Dundas, Esq.

Mark W. Jaindl, President and

   Chief Executive Officer

John J. Gorman, Esq.